1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 7, 2025

VIA EDGAR

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	TPG Private Markets Fund Registration Statement on Form N-2 File Nos. 333-285869 and 811-24064

Dear Ms. McManus:

This letter responds to comments that you conveyed in a letter dated April 21, 2025 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2025 on behalf of TPG Private Markets Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

General

1.	Comment: Please fill in all blanks, brackets, and otherwise missing information in a pre-effective amendment (e.g., fee table, auditor, financial statements, etc.). We may have further comments.

Response:               The Fund confirms that it will complete or update all information that is currently bracketed in a future pre-effective amendment.

2.	Comment: Please explain why it is appropriate to include TPG in the Fund’s name, including how the use of TPG in the Fund’s name is not misleading under section 35(d) of the 1940 Act since TPG is not a sponsor, promoter, adviser, or affiliate of the Fund, has not guaranteed it can provide investment opportunities for the Fund, and the Adviser may deviate from its stated investment policy as it relates to TPG “from time to time.” Please also provide us with a copy of the licensing agreement for the Fund’s use of TPG’s name.

Response:               Rule 35d-1 under the 1940 Act requires a fund whose name includes a term suggesting the fund focuses its investments in a particular type of investment or investments must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in accordance with the investment focus that the fund’s name suggests. The Fund has revised the impacted disclosure to clarify that the Fund will focus its investments in private equity investments sourced or managed by TPG (as defined in the Fund’s prospectus). Given the clear disclosure in the prospectus setting forth the Fund’s principal investment strategy of focusing on private equity investments sourced or managed by TPG, the Fund believes the use of “TPG” in the name of the Fund is important and appropriate. The use of “TPG” in the Fund’s name provides investors with useful information about the Fund’s primary focus in order to assist investors in assessing their investment options and determining the Fund’s investments and risks. The Fund will allocate approximately 80% of the value of its assets to Investment Interests sponsored or managed by TPG. The Fund notes that other funds have previously taken similar approaches to their names, utilizing a substantially similar 80% names rule policy. See CPG Carlyle Commitments Fund, LLC (File No. 811-22763); the Altegris KKR Commitments Fund (File No. 811-22964). We note that the Staff provided a comment in connection with its review of the Altegris KKR Fund’s N-2 registration statement requesting that we add disclosure that the Altegris KKR Fund may allocate its assets to non-KKR funds and co-investment opportunities without limitation.  We have included similar language in the Fund’s Prospectus, meaning that if the Adviser is not getting the deal flow from TPG that it expects to receive or the Adviser and the Board otherwise determine it is in the best interests of the Fund and its shareholders to focus on non-TPG Investment Interests, the Fund can make this change at any time and change the name of the Fund to remove “TPG” therefrom.

The Fund also confirms that it will file the licensing agreement as an exhibit to a future pre-effective amendment.

3.	Comment: Please provide or describe any additional written or oral agreement (and any other arrangement) between the Fund or the Adviser (or any of its affiliates) and TPG (or any of its affiliates) related to the Fund.

Response:               The Fund confirms that there are no written or oral agreements or any other arrangements between the Fund or the Adviser (or any of its affiliates) and TPG (or any of its affiliates) related to the Fund.

4.	Comment: Please describe all services, roles, and functions that TPG (or any of its affiliates) will perform, or have, with respect to the Fund. Has the Fund engaged with any managers other than TPG? If so, please describe the arrangement alongside documentation related thereto.

Response:               TPG and its affiliates will not serve as a sponsor, promoter, adviser or affiliate of the Fund, nor will TPG guarantee investment opportunities for the Fund. As the Fund allocates its assets to Investment Interests sponsored or managed by TPG, it expects TPG to provide information to the Fund of the type and scope (and with the same frequency) that TPG customarily provides to other institutional investors, such as valuations and providing the Adviser with certain types of information and access to Investment Interests to help enable the Adviser to invest the Fund’s assets in accordance with its strategy.

The Fund confirms it has not engaged with any managers other than TPG. However, as discussed in our response to Comment 2, the Fund may at any time determine not to allocate its assets to TPG and, instead, may determine to allocate its assets to Investment Interests sponsored or managed by another private equity manager.

5.	Comment: Please describe any communication between TPG, the Adviser, or any of their affiliates regarding the launch of the Fund. Among others, we are interested in the topic of the communications, who initiated them, and when. Also, is TPG (or any of its affiliates) bearing any of the expenses related to the launch of the Fund?

Response:               The Fund notes that the Adviser initiated communications with TPG in January 2024 regarding the idea of potentially creating a continuously offered vehicle investing in Investment Interests sponsored or managed by TPG. The Adviser discussed a vehicle that would be managed solely by the Adviser and would focus on selecting investment strategies from TPG’s broad private equity platform, investing alongside TPG’s institutional limited partners. Those discussions were followed by teams from each firm, led by the Adviser, discussing the launch of the Fund.

The Fund confirms that TPG and its affiliates will not bear any of the expenses related to the launch of the Fund.

6.	Comment: With respect to the Direct Access Investments, please describe the process for TPG sharing the investment opportunities with the Adviser. In particular:

a.	What type of information will TPG or its affiliates share? Will TPG or its affiliates provide any view to the Adviser, the Fund, or affiliates regarding the investment opportunities or otherwise discuss the opportunities with them? Alternatively, will they only provide a list of the opportunities and their terms?

Response:               As the Fund allocates its assets to Investment Interests sponsored or managed by TPG, it expects TPG to provide information to the Fund of the type and scope (and with the same frequency) that TPG customarily provides to other institutional investors. The Fund expects TPG to provide the Adviser with certain types of information and access to Investment Interests to help enable the Adviser to invest the Fund’s assets in accordance with its strategy, such as:

•	Executive summaries and company overviews, including description of company’s products and services, management team, market share, and client base;

•	Risk factors and target returns of an Investment Interest;

•	Deal team perspectives on the opportunity presented by an Investment Interest (e.g., KPIs, industry trends, portfolio company positioning, competitive landscape);

•	Summary financials and valuation analysis for an Investment Interest;

•	Capitalization table with sources and uses (showing leverage);

•	Key terms for an Investment Interest;

•	Summaries of governance matters for an Investment Interest; and

•	In the case of Investment Interests that are structured as syndicated co-investments, co-investment memoranda that TPG’s institutional limited partners receive.

Additionally, the Fund expects that, on a monthly basis TPG will provide the Adviser with updated valuations for all underlying portfolio companies.

TPG and its affiliates will not provide any investment recommendations or investment advice to the Adviser, the Fund, or affiliates regarding any investment opportunities.

b.	Who will negotiate the terms under which the Fund will participate in these investment opportunities? Will the Fund receive the same terms as TPG, or its affiliated persons and TPG’s clients, to the extent they also participate in the opportunities?

Response:               The Adviser makes the sole investment decision to invest on behalf of the Fund. Accordingly, the Adviser will negotiate the terms under which the Fund will participate in these investment opportunities. There is no guarantee that the Fund will receive the same terms as TPG, its affiliates and its other clients if they participate in the same opportunities.

c.	Does TPG perform a similar role for other investment vehicles with which it does not have an advisory or sub-advisory relationship?

Response:               TPG has provided investment opportunities and co-investment access to certain institutional investors who serve or have served as limited partners in one or more of TPG's private funds in similar arrangements where TPG is not the adviser or sub-adviser to such institutional investors.

7.	Comment: Will any personnel of TPG or its affiliates serve in any capacity for the Adviser, the Fund, or their affiliates?

Response:               The Fund confirms that TPG’s personnel will not serve in any capacity for the Adviser, the Fund, or their affiliates and will have no role in the Adviser’s investment process.

Outside Front Cover

8.	Comment: Given a “best efforts” offering, please revise the “total” column in the offering table and footnote 2 to reflect minimum and maximum offering amounts, termination date, and note that funds are held in escrow.

Response:               The Fund will include the total offering amount in a subsequent filing. The Fund respectfully notes that there is no minimum offering amount, termination date, or escrow arrangement.

9.	Comment: Please revise the statements indicating the Fund reserves the right to waive investment minimums to clarify that other investment criteria will still apply.

Response:               The Fund respectfully notes that the “Purchases of Fund Shares” section, cross-referenced in the disclosure, includes the discussion of exceptions to the investment minimums. Therefore, the Fund respectfully declines to make any changes with respect to this comment.

10.	Comment: At the end of the fourth risk bullet point, please add a statement to the following effect: “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response:               The Fund has revised the disclosure accordingly.

11.	Comment: Please supplementally confirm the exemptive relief upon which the Fund intends to rely.

Response:               The Fund notes that on March 14, 2025, the iDirect Private Markets Fund received multi-class exemptive relief (IC Release No. 35497), which is applicable to the Fund. The Fund is not seeking and does not plan to seek any other exemptive orders at this time, but it may do so in the future.

Prospectus Summary

Investment Program, page 1

12.	Comment: Please revise to clarify if you intend to refer to “net” or “total” assets for purposes of your 80% test. If net, since the Fund may borrow, please include “plus any borrowings for investment purposes” when referring to “net assets.”

Response:               The Fund has revised the disclosure to clarify that its 80% test refers to net assets plus any borrowings for investment purposes (measured at the time of purchase).

13.	Comment: Please add disclosure to the third paragraph to clarify how the Fund would provide notice to shareholders in advance of changing the investment strategy as described.

Response:               The Fund has revised the disclosure accordingly.

14.	Comment: Please revise the fourth paragraph to explain what “buyout” investments are.

Response:               The Fund has revised the disclosure accordingly.

15.	Comment: Please disclose the basis for the Adviser’s belief that accredited investors “have not previously had access to Investment Interests managed by top-tier private equity firms such as TPG.” See also Investment Interests disclosure on page 4.

Response:               The Fund has revised the disclosure to clarify that accredited investors have not previously had broad access to private equity Investment Interests sponsored or managed by TPG. The Adviser believes that the Fund presents accredited investors with new investment opportunities because investing in the Fund will give investors broad access to private equity investment strategies from TPG’s private equity platform. Investment Interests sponsored or managed by TPG are typically offered on a private placement basis only to qualified purchasers and are not available to accredited investors.

16.	Comment: The Fund describes risks related to investing in emerging markets. If emerging markets investments are a principal investments strategy, please add such disclosure to the fifth paragraph this section and provide the fund’s definition of emerging market countries.

Response:               Investing in emerging markets is not a principal investment strategy of the Fund. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

17.	Comment: Please revise the last sentence of the fifth paragraph to explain what you mean by “primaries,” and revise to disclose how Direct Access Investments achieve a “broader investment exposure and more efficient capital deployment” than would be provided by investing in primaries.

Response:               The Fund respectfully notes that the sixth paragraph currently discloses the requested information with respect to efficient capital deployment: “The Fund’s structure is intended to alleviate or mitigate a number of the investor burdens typically associated with private equity fund investing, such as funding capital calls on short notice, reinvesting distribution proceeds, meeting high investment minimums and receiving tax reporting on potentially delayed Schedule K-1s.”

The Fund has otherwise revised the disclosure to remove the comparison to “primaries.”

Investment Program, page 2

18.	Comment: You state that the Fund will invest in direct access investments. Please revise to explain how these investments will be structured (e.g. investments in private funds, equity of private companies, special purpose vehicles that provide exposure to private companies, etc.). We may have further comments.

Response:               The Fund has revised the disclosure accordingly. TPG intends to organize various special purpose private vehicles (“TPG Co-Investment Funds”) that will permit the Fund and other institutional investors to have access to TPG’s private equity investments. A TPG entity will serve as the general partner of each TPG Co-Investment Fund and a TPG adviser will serve as its investment adviser. These TPG entities will receive a management fee and an incentive allocation for serving in these roles, just like they do for their other private funds. The Fund would have the ability to participate in all or a portion of the underlying private equity investments through its limited partnership interest in a TPG Co-Investment Fund.

19.	Comment: Please revise disclosure to explain what “comparatively large minimum denominations” is compared to.

Response:               The Fund has revised the disclosure accordingly.

Investment Strategies, page 3

20.	Comment: If TPG is under no obligation to allocate any investment opportunity to the Fund, how is it that the Fund “intends to allocate approximately 80% of the value of its Investment Interests to TPG?”

Response:               The Fund notes that it may at any time determine not to allocate its assets to TPG and, instead, may determine to allocate its assets to Investment Interests not sponsored, advised by, or otherwise linked to, TPG and to mandates and asset classes not representative of private equity.” The Fund may change its 80% policy in the future, such as in the instance that TPG determines not to source a sufficient number of investment opportunities to the Fund. If TPG were to make such a determination, the Fund would change its name and 80% policy in accordance with Rule 35d-1 under the 1940 Act. The Fund has revised its disclosure in response to this comment.

Investment Strategies, page 4

21.	Comment: The Fund states that the due diligence process for Direct Access Investments is led by at least one portfolio manager who is supported by a deal team. Please disclose whether the portfolio manager and deal team are employed by the Adviser or the Investment Manager.

Response:               The Fund confirms that the portfolio manager and deal team are employed by the Adviser and/or its affiliates.

22.	Comment: In the second paragraph, please state “approximately 80% of the value of its Investment Interests” instead of “substantially all” for consistency with earlier disclosure.

Response:               The Fund has revised the disclosure accordingly.

23.	Comment: The Fund explains that the Adviser seeks to monitor performance of the Investment Interests and underlying investments, including unaudited reports. Please disclose whether the Adviser limits investments to Investment Interests that agree to provide information described.

Response:               The Fund has revised the disclosure to clarify that the Adviser does not limit investments to Investment Interests that agree to provide information described.

24.	Comment: Please disclose the meaning of “more liquid securities.”

Response:               The Fund has revised the disclosure accordingly.

Risk Management, Risk Factors, page 5

25.	Comment: The Fund states, “Generally, the Adviser will seek to allocate no more than 25% of the Fund’s assets, measured at the time of investment in any one Investment Interest.” Please revise to clarify whether this is net or total assets.

Response:               The Fund has revised the disclosure accordingly.

26.	Comment: Bullets 10 and 12 appear the same as they relate to legal and regulatory changes applicable to private equity funds. Please revise to distinguish or eliminate duplicative disclosure.

Response:               The Fund has revised the disclosure accordingly.

The Offering, page 8

27.	Comment: Please disclose whether investors may withdraw funds if monthly closings are suspended.

Response:               The Fund has revised the disclosure accordingly.

The Adviser, page 9

28.	Comment: Please briefly describe the Adviser’s experience managing pooled vehicles investing in similar assets and strategies. Please also provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response:               The Fund has revised the disclosure accordingly.

Eligible Investors, Investor Suitability, page 11

29.	Comment: The Fund states, “The Adviser may from time to time impose stricter or less stringent eligibility requirements.” Insofar as the Fund determines to reduce eligibility requirements, please represent that the reduction will be in a filing reviewable by the Staff.

Response:               The Fund confirms that any reduction in the standard eligibility requirements will be reflected in a filing reviewable by the Staff, unless the SEC or its Staff provides guidance removing eligibility requirements for funds that invest more than 15% of their assets in private funds.

30.	Comment: The Fund encourages shareholders who require minimum annual distributions from a retirement account to consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. Please explain how this is consistent with disclosure elsewhere describing the limited liquidity of the shares and stating the Fund has no obligation to repurchase shares at any time and is not a suitable investment for any investor who requires regular dividend income.

Response:               The Fund has revised the disclosure to clarify that each repurchase offer is subject to the approval of the Board at its sole discretion and that shareholders who require minimum annual distributions from a retirement account should consider the Fund’s limited liquidity in making a decision to invest in the Fund.

Valuation, page 11

31.	Comment: Please revise to clarify how the Fund will comply with Rules 2a-4 and 2a-5 under the 1940 Act regarding valuation of Investment Interests. Specifically, clarify that:

a.	Such securities will be valued at fair value as determined in good faith by the Board of the registered company. See Rule 2a-4 under the 1940 Act.; and

Response:               The Fund respectfully notes that Rule 2a-4 does not apply to the Fund or other registered closed-end funds. Please see our response to the comment immediately below.

b.	The Board, or its designee, will determine fair value in good faith by carrying out the functions specified in Rule 2a-5 under the 1940 Act.

Response:               The Fund respectfully notes that the prospectus discloses that “[t]he Board of Trustees has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act.” Accordingly, the Adviser will determine the fair value of the Fund’s investment in good faith in accordance with Rule 2a-5. The Fund has revised the disclosure in response to this comment.

Repurchases of Shares by the Fund, page 12

32.	Comment: Please add disclosure that specifies the anticipated timing of the Fund’s initial repurchase offer.

Response:               The Fund has revised the disclosure accordingly.

33.	Comment: Please delete language indicating the Fund may repurchase if “in the best interest of the Fund” and replace with language stating that involuntary redemptions will be conducted consistent with Rule 23c-2. See also Repurchase of Shares, page 39.

Response:               The Fund has revised the disclosure accordingly.

Summary of Fees and Expenses, page 13

34.	Comment: Please include carried interest or similar profit-based allocations within the AFFE calculation and provide disclosure contemplated by Instruction 10.g to Item 3.1 or explain why you believe this is not required. See also Instruction 10.b to Item 3.1 of Form N-2.

Response:               The Fund respectfully notes that the AFFE calculation is not required to include carried interest or similar profit-based allocations pursuant to Instruction 10.d to Item 3.1 of Form N-2. That instruction states, “Acquired Fund expenses do not include any expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind.” The carried interest/incentive allocation that TPG will receive from a TPG Co-Investment Fund will be calculated in this manner. The Fund will revise the disclosure consistent with Instruction 10.g to Item 3.1 of Form N-2.

35.	Comment: The Fund states, “Investment Interests in which the Fund has invested generally charge annual management fees . . . and carried interest that are at or below the comparable percentage levels associated with most primary investments and secondary investments.” Please revise “has invested” to reflect that such investments have not yet been made. In addition, please revise the sentence for clarity as it is difficult to understand comparing management fees for “most” primary and secondary investments and what is and is not included therein.

Response:               The Fund has revised the disclosure accordingly.

36.	Comment: Please revise footnote 4 to explain what you mean by the “investment period.”

Response:               The Fund has revised the disclosure accordingly.

Investment Program, page 16

37.	Comment: Please disclose whether the Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade by rating agencies or that would be rated as such if they were rated.

Response:               The Fund confirms that it will not invest a substantial portion of its assets in credit instruments that are rated below investment grade, and the Fund has revised the disclosure accordingly.

38.	Comment: The Fund includes two separate 80% policies, one tied to private equity Investment Interests of any type and another tied to Direct Access Investments, defined to include buyout and growth equity investments through or alongside private equity funds sponsored or managed by TPG. Please clarify or revise to ensure consistency.

Response:               The Fund has revised the impacted disclosure to clarify that it will have an 80% policy with respect to private equity Investment Interests sponsored or managed by TPG for purposes of Rule 35d-1, while the 80% policy with respect to Direct Access Investments is a current investment guideline for the Fund. The Fund confirms that they are separate policies.

39.	Comment: If the Fund will invest with any funds or managers that are affiliates of the Fund or its Adviser, please disclose any related conflicts of interest.

Response:               The Fund confirms that it will not invest with any funds or managers that are affiliates of the Fund or the Adviser.

Investment Strategies, page 19

40.	Comment: Disclose the type of information (and frequency) TPG customarily provides to co-investors.

Response:               The Fund understands that TPG customarily provides co-investors with the type of information described above in response to Comment 6.a. The Fund has revised the disclosure in response to this comment.

Risks Related to Investment Interests, pages 24-26

41.	Comment: Referring to the co-investments paragraph, please revise to remove the statement indicating the Fund “generally relies on the Investment Managers offering such co-investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the co-investment.” Please explain how the Adviser meets its fiduciary obligations if it generally does not perform these activities.

Response:               The Fund has removed the referenced disclosure. The Fund notes that the Adviser conducts diligence on the investments to be made by the Fund. The Adviser’s diligence process is led by the Adviser’s investment team dedicated to the Fund. When a new investment opportunity materializes, the investment team will conduct a review of the TPG’s investment materials. When necessary, the investment team may prepare a list of key questions for TPG. The investment team also conducts a risk-reward analysis in the context of the Fund’s objectives and constraints. The Fund notes that the Adviser assesses TPG’s diligence on the relevant portfolio company, and the Adviser makes the ultimate decisions with respect to the Fund, subject to its fiduciary obligations.

42.	Comment: The Valuation of the Fund’s Investment Interests discussion may give the impression that the value of the Fund’s investments in the Investment Interests is determined by the Investment Interests themselves. Please revise to ensure disclosure clearly conveys the role of the Board in valuing the Fund’s investments in the Investment Interests.

Response:               Please see our response to Comment 31(b). The Fund has revised the disclosure in response to this comment.

43.	Comment: Please move the Dilution and Non-Diversified Status sections as these risks relate to the Fund rather than the Investment Interests.

Response:               The Fund has revised the disclosure accordingly.

Other Risks, page 27

44.	Comment: Please revise the last bullet of Possible Exclusion of a Shareholder Based on Certain Detrimental Effects section to remove reference to the Fund repurchasing shares when it “would be in the best interest of the Fund” and revise to ensure the discussion is consistent with Rule 23c-2.

Response:               The Fund has revised the disclosure accordingly.

Management Team, page 31

45.	Comment: Please disclose when Mr. Veronis founded iCapital and ensure his length of service with the Adviser is clear. See Item 9.1.c of Form N-2.

Response:               The Fund has revised the disclosure accordingly.

Calculation of Net Asset Value, page 34

46.	Comment: Please revise to ensure that NAV is calculated within 20 business days after the sale date.

Response:               The Fund has revised the disclosure accordingly.

47.	Comment: Please expand your disclosure to explain how valuation determinations for the Adviser for other clients may result in different values for the same security.

Response:               The Fund has removed the referenced disclosure.

Repurchases of Shares, page 40

48.	Comment: Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made. See also Distributions In-Kind, p. 29.

Response:               The Fund has revised the disclosure accordingly.

49.	Comment: Please explain where the Declaration of Trust provides for repurchase or redemption of shares without shareholder consent.

Response:               The Fund’s Amended and Restated Agreement and Declaration of Trust, which will be filed as an exhibit in a future pre-effective amendment, will state that the Trustees shall have the power to repurchase shares subject to the other terms of the Agreement and Declaration of Trust and to state law.

Plan of Distribution, page 50

50.	Comment: The Fund’s shares are offered on a best efforts basis, “subject to various conditions.” Please confirm all material conditions are disclosed.

Response:               The Fund so confirms.

Anti-Takeover and Certain Provisions in the Agreement and Declaration of Trust and Bylaws, page 52

51.	Comment: Please revise to describe the provisions of your organizational documents that have the effects described in this section. See Item 10.1.f of Form N-2.

Response:               The Fund has revised the disclosure accordingly.

Outside Back Cover

52.	Comment: Please include the information required by Rule 481(e) on the outside back cover page of the prospectus. See Item 2.3 of Form N-2.

Response:               The Fund has revised the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies, page 1

53.	Comment: Please revise paragraph 2 to reconcile with your disclosure on page 7 of the prospectus indicating the Fund may concentrate in a single industry. To the extent the Fund will concentrate, as permitted by the 1940 Act, please expand to explain what the 1940 Act permits.

Response:               The Fund has revised the prospectus disclosure to clarify that while individual Investment Interests may concentrate in a single industry, the Fund itself will not concentrate in a single industry or group of industries. The Fund therefore respectfully declines to make any other changes in response to this comment.

54.	Comment: The Fund states it will not engage in various activities except to the extent permitted or consistent with the 1940 Act. Please tell us where you describe what is permitted by the 1940 Act or revise to explain.

Response:               The Fund acknowledges the Staff’s comment but believes that specifying current interpretations of the SEC or its staff with respect to each fundamental investment restriction could create the potential for inaccurate statements in the disclosure should there be amendments or interpretive changes to such restrictions. In addition, Item 17.2 of Form N-2 states that a Fund must “[c]oncisely describe any fundamental policy of the Registrant not described in the prospectus with respect to each of the” enumerated policies but does not go as far as to state that a fund must also clarify all interpretations and SEC guidance on such policies. As a result, the Fund believes no clarifications are necessary. The Fund also respectfully notes that its disclosure is consistent with a number of other registrants whose registration statements were recently declared effective by the SEC.

Other Accounts Managed by the Portfolio Managers, page 12

55.	Comment: Please revise to include the information required by Item 21.1.b regarding the other accounts managed by the portfolio managers.

Response:               The Fund will revise the disclosure in a future pre-effective amendment.

Conflicts of Interest, page 15

56.	Comment: Please revise the description of conflicts of interest to describe material conflicts between the investment strategy of the Fund and the investment strategy of other accounts managed by the Portfolio Managers. See Item 21.1.d. of Form N-2.

Response:               The Fund has revised the disclosure accordingly.

PART C

Item 25. Financial Statements and Exhibits

57.	Comment: Please file the finalized exhibits once they are available.

Response:               The Fund confirms that it will file the finalized exhibits once they are available.

*             *             *             *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos